SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated June 22, 2020, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated June 22, 2020, The Company communicates that its shopping malls, Alto Rosario and La Ribera Shopping, located in Santa Fe province, and Córdoba Shopping in Córdoba province, restarted their operations on June 19th. Thereby, they join Alto Noa and Mendoza, which have already been operating.

All the aforementioned shopping malls will operate under a strict safety and hygiene protocol that includes social distancing, reduced hours, access controls, among other measures which main objective is to avoid crowds and with this, the spread of COVID-19.

As a consequence of these reopening, the Company is operating approximately 120,000 sqm representing 36% of its portfolio’s GLA, with the exception of food courts and entertainment areas in Cordoba’s and Santa Fe’s shopping malls that remain closed.

The Company keeps its commitment to safeguard the health and well-being of its clients, employees, tenants, and the entire population, constantly reassessing its decisions according to the evolving events, issued rules and guidelines of the competent authorities.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: June 22, 2020